FIRST SOUTH BANCORP, INC.
                       1450 John B. White, Sr., Boulevard
                        Spartanburg, South Carolina 29306
                                 (864) 595-0455

                                 August 21, 2003


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

      Re:      First South Bancorp, Inc.
               Registration Statement on Form SB-2
               (File No. 333-105629)



Ladies and Gentlemen:

         Reference is made to the above registration statement (the "Registration Statement") filed on May 29, 2003 and amended on July 2, 2003. First South Bancorp, Inc. (the "Registrant") does not intend to pursue a public offering of its common stock as contemplated by the Registration Statement at this time. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act") the Registrant hereby requests the withdrawal of the Registration Statement. The Registrant has not sold any securities in connection with the proposed offering. The Registrant may undertake a subsequent private offering of common stock in the future in reliance on Rule 155(c) of the Securities Act.

         If you have any  questions  regarding  this,  please do not hesitate to
contact  our  counsel,   George  S.  King,   Jr.,  at  803-540-7818  or  by  fax
(803-765-1243) or e-mail (cking@hsblawfirm.com).

                           Very truly yours,
                           First South Bancorp, Inc.

                           By: s/ Barry L. Slider
                               -------------------
                               Barry L. Slider
                               President